Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Report Additional RELIEF Data in an Oral Presentation at the European Respiratory Society International Congress 2021
LAVAL, Quebec – Aug 23, 2021 – BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough  (“RCC”) and other hypersensitization-related disorders, today announced that an abstract covering additional data from the RELIEF Phase 2a trial has been accepted for oral presentation at the upcoming European Respiratory Society (“ERS”) International Congress 2021, being held September 5-8, 2021.
“Refractory chronic cough can be a debilitating condition that impacts a patient’s everyday life. With limited therapy options available, there is a significant need for new treatments that reduce cough, improve a patient’s quality of life and are well tolerated. P2X3 antagonists, an emerging new class of therapy for refractory chronic cough, have shown promise in addressing the burden of this condition on patients,” commented Catherine Bonuccelli, M.D., Chief Medical Officer of BELLUS Health. “In our Phase 2a RELIEF trial, we observed improvements in cough severity and quality of life over a 16-day treatment period that favored our P2X3 antagonist, BLU-5937. These positive trends suggest that over a longer period of time, BLU-5937 may show greater treatment benefit. We are encouraged by these results and based on the design of our ongoing Phase 2b SOOTHE trial, we are confident that we can demonstrate improvements in cough severity and quality of life.”
Oral Presentation Details:
Title: Improvements in cough severity and cough-related quality of life in a phase 2 trial with the P2X3 antagonist BLU-5937 in refractory chronic cough
Session: Clinical trials in airway diseases: novel treatments and new evidence
Format: Pre-recorded presentation and live QA
Date: Sunday, September 5, 2021
Time: 8:45 a.m. EDT/2:45 p.m. CET
For more information and to access the pre-recorded presentation, please visit the ERS congress platform. Following the conference, the presentation materials will be available in the “Scientific Publications” section of BELLUS Health's website at www.bellushealth.com.
About BLU-5937
BLU-5937, a highly selective P2X3 antagonist, is in development for RCC, chronic pruritus and other hypersensitization-related disorders.
The P2X3 receptor, which is implicated in cough reflex hypersensitization, is a rational target for treating chronic cough, and it has been evaluated in multiple clinical trials with different P2X3 antagonists. The Company believes that its highly selective P2X3 antagonist has the potential to reduce coughing in patients with RCC, while limiting taste disturbance adverse events.
In addition to RCC and chronic pruritus, the mechanism of BLU-5937 may also have broad therapeutic applicability across other afferent hypersensitization-related disorders, enabling the Company to consider BLU-5937 as a potential treatment for a number of other indications. Consequently, BELLUS Health is exploring how the P2X3 pathway may contribute to irritation and pain in a variety of afferent hypersensitization-related disorders and whether inhibition of P2X3 receptors can help treat these conditions.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7
About BELLUS Health (www.bellushealth.com)
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of RCC and chronic pruritus associated with AD.
RCC is a cough lasting more than 8 weeks despite appropriate treatment for underlying condition(s). It is estimated that there are approximately 9 million patients in the United States suffering from RCC. RCC is associated with significant adverse physical, social, and psychosocial effects on health and quality of life. Currently, there is no specific therapy approved for RCC and treatment options are limited.
Chronic pruritus associated with AD is an irritating sensation that leads to scratching and persists for longer than 6 weeks in AD patients. It is estimated that up to 10% of adults in the United States suffer from AD – almost all report symptoms of pruritus with over 50% of patients attributing chronic pruritus as their most burdensome symptom. Despite currently available treatments targeting AD, there continues to be a lack of options specifically targeting the burden of pruritus in patients with AD.
Forward-Looking Statements
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the design and timing of its Phase 2b clinical trial of BLU-5937 in RCC and its Phase 2a clinical trial of BLU-5937 in chronic pruritus associated with AD, including the timing and outcome of interactions with regulatory agencies, the potential activity and tolerability profile, selectivity, potency and other characteristics of BLU-5937, including as compared to other competitor candidates, the commercial potential of BLU-5937, including with respect to patient population, pricing and labeling, BELLUS Health’s financial position, and the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the benefits and impact on label of its enrichment strategy, estimates and projections regarding the size and opportunity of the addressable RCC market for BLU-5937, the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of BELLUS Health to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on BELLUS Health’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights , achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health’s product candidate’s development process and its market size and commercial value are dependent upon a number of factors. Moreover, BELLUS Health’s growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F, for further risk factors that might affect BELLUS Health and its business.

FOR MORE INFORMATION, PLEASE CONTACT:
Ramzi Benamar
Chief Financial Officer
rbenamar@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.